AB 3/21/06

06005742

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C.

SEC FILE NUMBER
8- 40190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pyramid Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20735 Stevens Creek Blvd. Ste. C
(No and Street)

Cupertino (City) California (State) 95014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Hsu (408) 517-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Hsu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Financial Corp., as of ~~December~~ 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of SANTA CLARA
Subscribed and sworn (or affirmed) to before me this 3rd day of FEBRUARY, 2006

Notary Public

Signature

President
Title

DAKSHA K. PATEL
Commission # 1575295
Notary Public - California
Santa Clara County
My Comm. Expires May 2, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Pyramid Financial Corporation

We have audited the accompanying statement of financial condition of Pyramid Financial Corporation as of December 31, 2005 and the related statements of income, changes in stockholder's and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Financial Corporation as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 31, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Pyramid Financial Corporation
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	18,007
Deposit with clearing organization		107,474
Receivable from broker-dealer		87,236
Securities, not readily marketable		825
Furniture, equipment, and leasehold improvements, net		95,706
Other assets		25,627
Total assets	$	334,875

Liabilities and Stockholder's equity

Liabilities

Accounts payable and accrued expenses	$	14,954
Line of credit		2,215
Note payable		11,729
Total liabilities		28,898

Stockholder's equity

Common stock, $1 par value, 1,000,000 shares authorized, 10,000 issued and outstanding		10,000
Additional paid-in capital		2,752,203
Accumulated deficit		(2,456,226)
Total stockholder's equity		305,977
Total liabilities and stockholder's equity	$	334,875

The accompanying notes are an integral part of these financial statements.

Pyramid Financial Corporation
Statement of Income
For the Year Ended December 31, 2005

Revenue	
Commission income	$ 570,616
Trading income	146,899
Net dealer inventory and investment gains (losses)	253,161
Interest income	312,355
Other income	20,684
Total revenue	1,303,715
Expenses	
Employee compensation and benefits	133,866
Commissions and floor brokerage	166,723
Communications	42,275
Professional fees	75,564
Occupancy and equipment rental	163,201
Taxes, other than income taxes	17,508
Other operating expenses	158,204
Total expenses	757,341
Income (loss) before income taxes	546,374
Income tax provision	8,208
Net income (loss)	$ 538,166

The accompanying notes are an integral part of these financial statements.

Pyramid Financial Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at December 31, 2004	$ 10,000	$ 2,752,203	$ (2,484,612)	$ 277,591
Distributions	–	–	(509,780)	(509,780)
Net income (loss)	–	–	538,166	538,166
Balance at December 31, 2005	$ 10,000	$ 2,752,203	$ (2,456,226)	$ 305,977

The accompanying notes are an integral part of these financial statements.

Pyramid Financial Corporation
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 538,166
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 43,047	
(Increase) decrease:		
Deposit with clearing organization	(2,311)	
Receivable from broker-dealer	2,657	
Other assets	5,773	
Securities, net readily marketable	2,475	
(Decrease) increase in:		
Account payable	3,919	
Total adjustments		55,560
Net cash provided by (used in) operating activities		593,726
Cash flows from investing activities:		
Purchase of equipment	(4,140)	
Net cash provided by (used in) investing activities		(4,140)
Cash flows from financing activities:		
Principal payment on note payable	(98,061)	
Distributions	(509,780)	
Net cash provided by (used in) financing activities		(607,841)
Net increase (decrease) in cash		(18,255)
Cash at beginning of year		36,262
Cash at end of year		$ 18,007
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Income taxes	$ –	
Interest	$ 17,844	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pyramid Financial Corporation (the "Company"), doing business as Wyse Securities, is a California corporation that was incorporated in April, 1988. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

Revenues are generated through mutual fund transactions and security traders of buys and sells. Mutual fund transactions are processed directly by the mutual fund involved. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The receivable from broker-dealer is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company.

Furniture, equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful lives are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to thirty-nine (39) years by the straight line method

Advertising costs are expensed as incurred. For the year ended December 31, 2005, the Company charged $21,110, to other operating expenses for advertising costs.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Note 2: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2005 includes interest earned for a deposit total of $107,474.

Note 3: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first three tranches have expired. The Company still has the remaining options to exercise in the following tranche:

		Exercisable on	Expires on	Exercise Price
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $825.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $8,208 is the California franchise tax.

Note 5: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leaseholds are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & equipment	$ 707,625	5
Leasehold improvements	143,772	39
Subtotal	851,397	
Less: accumulated depreciation	(755,691)	
Furniture, equipment and leasehold improvements, net	$ 95,706	

Depreciation expense for the year ended December 31, 2005 was $43,047.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a 5-year lease agreement for office space under a non-cancellable lease. The third amendment commenced September 1, 2005 and expires August 31, 2010. The lease may be extended for an additional 5 years at the option of the Company.

Future minimum lease payments under the lease are as follows:

Year ending December 31,	Amount
2006	$ 113,030
2007	92,568
2008	92,568
2009	92,568
2010	61,712
Thereafter	-
Total	$ 452,446

Total rent expense for the year ended December 31, 2005 was $159,822.

Note 6: COMMITMENTS AND CONTINGENCIES (Continued)

The note payable consists of a capitalized lease payable collateralized by office equipment with net book value of $5,776.

Future minimum principal payments on these lease are as follows:

Year ending December 31,	Amount
2006	$ 7,115
2007 & thereafter	–
Total	$ 7,115

On August 1, 2005 the Company entered into a three year lease agreement for an automobile. Auto expense under this agreement for the year ended December 31, 2005 was $4,591.

The future minimum lease expense are:

December 31,		
2006		$ 11,018
2007		11,018
2008		6,427
2009 & thereafter		–
	Total	$ 28,463

The Company has a line of credit agreement with Bank of America under which it may borrow up to $100,000. The line is secured by the Company's assets and guaranteed by the sole shareholder. Borrowings on the line of credit bear interest at a fixed rate of 9.38%. At December 31, 2005, there was an outstanding balance of $2,215.

Contingencies

During the year, the Company was involved in a transaction that is currently being investigated by the Securities and Exchange Commission and the NASD. The Company received $255,460 from this transaction, which has been included in income on these financial statements. These financial statements contain no adjustments for the outcome of this investigation.

Note 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but by December 31, 2005, the Company had net capital of $183,819 which was $133,819 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($28,898) to net capital was 0.16:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $12,293 material difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 196,112
Adjustments:		
Accumulated deficits	$ (364,509)	
Non-allowable assets	352,216	
Total adjustments		(12,293)
Net capital per audited statements		$ 183,819

Pyramid Financial Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Stockholders' equity		
Common stock	$ 10,000	
Additional paid-in capital	2,752,203	
Accumulated deficit	(2,456,226)	
Total stockholders' equity		$ 305,977
Less: Non-allowable assets		
Securities, not readily marketable	(825)	
Furniture, equipment, and leasehold improvements, net	(95,706)	
Other assets	(25,627)	
Total non-allowable assets		(122,158)
Net Capital		183,819
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,927	
Minimum dollar net capital required	50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 133,819
Ratio of aggregate indebtedness to net capital	0.16: 1	

There was a $12,293 material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 10.

Pyramid Financial Corporation
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirements is not applicable to Pyramid Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Pyramid Financial Corporation
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Pyramid Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Pyramid Financial Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
Pyramid Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Pyramid Financial Corporation for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Pyramid Financial Corporation including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 31, 2006